UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

x	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

Or

	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File Number 333-11717, 333-136604 and 333-150571

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BorgWarner Diversified Transmission Products Inc.,

Muncie Plant Local 287 Retirement Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BorgWarner Inc.
3850 Hamlin Road
Auburn Hills, MI 48326

Required Information

Item 4.

Financial Statements as of December 31, 2007 and 2006 and for the Year Ended December 31, 2007, Supplemental Schedule as of December 31, 2007, and Report of Independent Registered Public Accounting Firm

BorgWarner Diversified Transmission Products Inc.
Muncie Plant Local 287 Retirement Investment Plan

Financial Statements as of December 31, 2007 and
2006 and for the Year Ended December 31, 2007,
Supplemental Schedule as of December 31, 2007,
and Report of Independent Registered Public Accounting Firm

BORGWARNER DIVERSIFIED TRANSMISSION PRODUCTS INC.,
MUNCIE PLANT LOCAL 287 RETIREMENT INVESTMENT PLAN

TABLE OF CONTENTS

                       Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Assets Available for Benefits as of December 31, 2007 and 2006	2

Statement of Changes in Assets Available for Benefits for the Year Ended December 31, 2007	3

Notes to Financial Statements as of December 31, 2007 and 2006, and for the Year Ended December 31, 2007	4–9

SUPPLEMENTAL SCHEDULE:	10

Form 5500 - Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2007	11

NOTE:
All other schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted due to the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Committee and the

BorgWarner Diversified Transmission Products Inc.,

Muncie Plant Local 287 Retirement Investment Plan

Auburn Hills, MI

We have audited the accompanying statements of assets available for benefits of the BorgWarner Diversified Transmission Products Inc., Muncie Plant Local 287 Retirement Investment Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Detroit, MI

June 3, 2008

BORGWARNER DIVERSIFIED TRANSMISSION
PRODUCTS INC., MUNCIE PLANT LOCAL 287
RETIREMENT INVESTMENT PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006
(In thousands)

	2007	2006

ASSETS:
Participant-directed investments in BorgWarner Inc. Retirement
Savings Master Trust (“Master Trust”)	$64,384	$60,452
Participant loans	1,333	1,482

ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	65,717	61,934

Adjustments from fair value to contract value for fully
benefit-responsive investment contracts	(62)	88

ASSETS AVAILABLE FOR BENEFITS	$65,655	$62,022

See notes to financial statements.

BORGWARNER DIVERSIFIED TRANSMISSION
PRODUCTS INC., MUNCIE PLANT LOCAL 287
RETIREMENT INVESTMENT PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007
(In thousands)

ADDITIONS TO ASSETS:
Investment income from the Master Trust	$6,235
Loan interest repayments	107
Contributions from participants	1,492
Contributions from the Company	592
Net transfers from other BorgWarner Inc. plans	4

Total additions	8,430

DEDUCTIONS FROM ASSETS:
Participants’ withdrawals	4,751
Administrative expenses	46

Total deductions	4,797

NET INCREASE	3,633

ASSETS AVAILABLE FOR BENEFITS — Beginning of year	62,022

ASSETS AVAILABLE FOR BENEFITS — End of year	$65,655

See notes to financial statements.

-  -

BORGWARNER DIVERSIFIED TRANSMISSION
PRODUCTS INC., MUNCIE PLANT LOCAL 287
RETIREMENT INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007

1.	DESCRIPTION OF PLAN

The following description of the BorgWarner Diversified Transmission Products Inc., Muncie Plant Local 287 Retirement Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan was established on January 1, 1987 and is a participating plan under the BorgWarner Inc. Retirement Savings Master Trust (the “Master Trust”). The Plan sponsor is BorgWarner Diversified Transmission Products Inc. (the “Company”), a subsidiary of BorgWarner Inc. (the “Corporation”).

The Plan was established as a defined contribution plan under Section 401(a) of the Internal Revenue Code (“IRC"), designed to provide eligible employees of the Company with systematic savings and tax-advantaged long-term savings for retirement. The Corporation has assigned the Employee Benefit Committee (the “Committee”) to oversee the Plan and the Master Trust.

The Committee appointed T. Rowe Price Retirement Plan Services, Inc. and T. Rowe Price Trust Co. (the “Trustee”) to perform the administrative, investment, and trustee services for the Plan and the Master Trust.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility — Hourly employees of the Company’s Muncie Plant covered by the collective bargaining agreement between the Company and UAW Local 287 may participate in the Plan if they: (i) were employed on September 7, 1989; (ii) had attained the earlier of (a) seniority as defined in the collective bargaining agreement or (b) one year of vested service with the Company; and (iii) are not participants in the BorgWarner Inc. Retirement Savings Plan of BorgWarner Diversified Transmission Products, Inc. Muncie Plant.

Participants’ Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and an allocation of Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account, including:

Savings Account — is established for each Plan participant. Participants may voluntarily contribute from 1% to 28% of their eligible compensation to this account, subject to IRC limitations. The Company matches 55% of the first 6% of pre-tax participant contributions.

Investment Options — Participants elect to invest their account balances (including current and accumulated contributions, current and accumulated Company contributions on behalf of participants and earnings) into various investment options offered by the Plan, including collective-trust funds, investment contracts, mutual funds and the BorgWarner Inc. Stock Fund.

Vesting — Fund assets attributable to voluntary participant contributions are fully vested at all times. Fund assets attributable to Company contributions vest 100% upon: three years of vested service; or permanent disability, death or attaining age 65 provided the participant is employed by the Company on that date.

Withdrawals — While participants are employed, hardship withdrawals may be made from the Savings Account at participants’ discretion subject to certain limitations. Distribution of benefits is made upon retirement, death or other termination of employment as permitted by the Plan and by ERISA regulations. Participants may elect to receive distributions in installments or a lump sum.

Loans — Participants may borrow from their Savings Account a minimum of $500 and a maximum of the lesser of (a) 50% of the vested balance or (b) $50,000 reduced by the highest outstanding loan balance in the last 12 months.

Loan terms range from six months to five years, with interest charged at the rate established by the Trustee for similar loans on the origination date. Interest rates on loans outstanding as of December 31, 2007 range from 5.0% to 9.3%. Loans are secured by the remaining balance in the participant’s Savings Account. Principal and interest are paid ratably through payroll deductions.

Priorities Upon Termination — Though the Company has expressed no intent to discontinue the Plan, it has the right to do so at any time, subject to provisions set forth in ERISA. In the event of termination, the interests of affected participants shall become fully vested. The Plan assets then remaining shall be used to pay administrative expenses and benefits equal to the balance in participant accounts.

Forfeited Accounts — At December 31, 2007 and 2006, there were no forfeited nonvested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements of the Plan are prepared under the accrual method of accounting and in accordance with accounting principles generally accepted in the United States of America (GAAP).

Adoption of New Accounting Guidance — In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”).  FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurement.  FAS 157 is effective for the Plan beginning with its year ending December 31, 2008.  The adoption of FAS 157 is not expected to have a material impact on the Plan’s statement of assets available for benefits or statement of changes in assets available for benefits.

Investments — The contract value of the Investment Contracts Fund (ICF) of the Master Trust was approximately $144,248,000 and $147,596,000 at December 31, 2007 and 2006.  The fair value of the ICF was approximately $145,106,000 and $146,403,000 at December 31, 2007 and 2006.  In 2006, the ICF of the Master Trust contains guaranteed investment contracts (“GIC’s”) which are stated at contract value (cost plus interest earned to date, less withdrawals and administrative expenses) as reported by the Trustee. The fair value of the GIC’s were approximately $14,000,000 and were calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The GIC’s in the ICF are fully benefit-responsive, meaning participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The average yield for the GIC’s in the ICF was between 3.6% and 5.7% for the year ended December 31, 2006. The GIC’s in the ICF of the Master Trust matured in 2007.  Therefore, all ICF assets as of December 31, 2007 were invested in the T. Rowe Price Stable Value Common Trust Fund.

The crediting interest rate was 4.7% and 4.8% at December 31, 2007 and 2006, respectively. Crediting interest rates are influenced by the yield and any gain or loss on investment contracts underlying the ICF. The yield on the ICF is an average of the crediting rates of interest for the underlying investment contracts and the blended yields of the T. Rowe Price Stable Value Common Trust Fund and the Putnam Stable Value Fund. The crediting interest rates for investment contracts held directly by the ICF are expected to be fixed for the duration of the contracts. Yields for the T. Rowe Price Stable Value Common Trust Fund and the Putnam Stable Value Fund change daily. The fair value of the T. Rowe Price Stable Value Common Trust Fund and Putnam Stable Value Fund is determined based on the fair value of the underlying assets in the funds on the close of business on the valuation date.  Employer-directed withdrawals may result in limits on book-value payments based on corridors listed in individual contracts. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The Loan Fund is valued at cost plus accrued interest, which approximates fair value.

Investments in all other funds of the Master Trust, except collective trust funds, are stated at fair value, based on quoted market prices as reported by the Trustee. Collective trust funds are stated at estimated fair value, based on the fair values of the underlying assets, as reported by the Trustee.

Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets available for benefits as of the date of the financial statements, and the reported amounts of changes in assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds, collective trusts and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Administrative Expenses — Transfer taxes and brokerage expenses attributable to the Master Trust assets are charged to the applicable fund as a reduction of the return on that fund. Any other expenses incurred with respect to Master Trust income or property are charged to participant accounts, where applicable, or are paid in such manner as the Company determines, and is in accordance with the plan documents.

Payment of Benefits — Benefits are recorded when paid. There were no amounts allocated to accounts of persons who had elected to withdraw from the Plan but had not yet been paid at December 31, 2007 and 2006.

Transfers — Other entities of the Corporation sponsor defined contribution plans, besides the Plan. When an employee transfers to any other BorgWarner entity covered by a different BorgWarner-sponsored plan, that participant’s account balance is transferred to the corresponding plan.

3.	EXEMPT PARTIES-IN-INTEREST TRANSACTIONS

The Master Trust invests in BorgWarner Inc. common stock and makes loans to participants, which are permitted party-in-interest transactions. Certain Master Trust investments are shares of mutual funds and other investments managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the Trustee for administrative services amounted to approximately

$46,000 for the year ended December 31, 2007, and are included in administrative expenses. Fees paid by the Plan to the Trustee for investment management services were included as a reduction of return earned on each fund.

On November 14, 2007, the Company’s Board of Directors approved a two-for-one stock split effected in the form of a stock dividend on its common stock.  To implement this stock split, shares of common stock were issued on December 17, 2007 to stockholders of record as of the close of business on December 6, 2007.  All prior year share amounts disclosed in this document have been restated to reflect the two-for-one stock split.

At December 31, 2007 and 2006, the Master Trust held approximately 153,000 and 182,000 shares, respectively, of BorgWarner Inc. common stock, the sponsoring employer, on behalf of the Plan. These shares had a fair value of approximately $7,416,000 and $5,369,000 at December 31, 2007 and 2006, respectively. During the year ended December 31, 2007, the Master Trust recorded dividends of approximately $51,000 on BorgWarner Inc. common stock on behalf of the Plan.

The costs and expenses incurred by the Trustee under the Plan and the fee charged by the Trustee shall be charged to the Plan. The Company shall have the right to be reimbursed each year from the Plan for the cost to the Company of bank fees and auditing fees.

4.	TAX STATUS

The Plan obtained a determination letter, dated February 8, 2002, in which the Internal Revenue Service (IRS) stated the Plan complied with applicable requirements of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan’s management believes the Plan is currently designed and being operated in accordance with the applicable rules and regulations of the IRC; therefore, no provision for income taxes has been made in the Plan’s financial statements.

5.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 (in thousands):
	2007	2006

Assets available for benefits per the financial statements	$ 65,655	$ 62,022
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	62	(88)

Assets available for benefits per the Form 5500	$ 65,717	$ 61,934

For the year ended December 31, 2007, the following is a reconciliation of net investment income per the financial statements to the Form 5500 (in thousands):

Total net investment income per the financial statements	$ 6,342
Change in adjustment from contract value to fair value for fully
benefit-responsive investment contracts	150

Total earnings on investments per the Form 5500	$ 6,492

6.	MASTER TRUST INFORMATION

Use of the Master Trust permits commingling of trust assets of a number of defined contribution plans of the Corporation for investment and administrative purposes. Although assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the total investment income of the Master Trust to the various participating plans.

Purchases and sales of securities in the Master Trust are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

At December 31, 2007 and 2006, the Master Trust consisted of the investments of five defined contribution plans sponsored by entities of the Corporation. The investments held by the Master Trust are valued at fair value at the end of each business day, with the exception of Investment Contracts held in the ICF, which are valued at contract value. The total investment income in the Master Trust is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

At December 31, 2007 and 2006, the Plan’s interest in the assets of the Master Trust was 7.20% and 7.39%, respectively.

The following tables present the carrying value of investments of the Master Trust as of December 31, 2007 and 2006, and the components of investment income for the Master Trust for the year ended December 31, 2007 (in thousands):

	2007	2006

Fair value of investments:
Collective trust funds	$223,663	$202,545
Barclay’s Equity Index	201,659	204,485
BorgWarner Inc. Stock Fund	152,733	108,196
Investment Contracts Fund	145,106	146,403
Harbor International Fund	75,250	56,785
Vanguard Mid-Cap Index	51,681	52,840
Buffalo Small Cap	43,267	47,026
Cash and other	485	160

Assets reflecting all investments at fair value	893,844	818,440

Adjustments from fair value to contract value	(858)	1,193

Total assets	$892,986	$819,633

Investment income:
Net appreciation (depreciation) in fair
value of investments:
Collective trust funds	$9,593
Barclay's Equity Index	10,915
BorgWarner Inc. Stock Fund	62,150
Investment Contracts Fund	108
Harbor International Fund	9,082
Vanguard Mid-Cap Index	2,429
Buffalo Small Cap	(4,275)

Net appreciation in fair value of investments	90,002

Dividend income:
BorgWarner Inc. Stock Fund	1,075
Investment Contracts Fund	6,772
Harbor International Fund	4,053
Vanguard Mid-Cap Index	735
Buffalo Small Cap	4,273

Total dividend income	16,908

Total investment income	$106,910

SUPPLEMENTAL SCHEDULE

BORGWARNER DIVERSIFIED TRANSMISSION
PRODUCTS INC., MUNCIE PLANT LOCAL 287
RETIREMENT INVESTMENT PLAN

FORM 5500 — SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007
(in thousands)

Identity of Issues,	Description of Investment Including
Borrower, Lessor, or	Maturity Date, Rate of Interest,	Current
Similar Party	Collateral, Par, or Maturity Value	Value

* Participants Loans	Loans to participants, interest rates
ranging from 5.00% to 9.25%;
	maturities ranging from 6 months to 5 years	$ 1,333

* Denotes party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Plan Name: BorgWarner Diversified Transmission Products Inc., Muncie Plant Local 287 Retirement Investment Plan

By:	/s/ Timothy M. Manganello
Name:	Timothy M. Manganello
Title:	Member Retirement Savings Plan Committee
By:	/s/ Robin J. Adams
Name:	Robin J. Adams
Title:	Member Retirement Savings Plan Committee
By:	/s/ Jeffrey L. Obermayer
Name:	Jeffrey L. Obermayer
Title:	Member Retirement Savings Plan Committee
By:	/s/ Angela J. D’Aversa
Name:	Angela J. D’Aversa
Title:	Member Retirement Savings Plan Committee

Date: June 3, 2008

EXHIBIT INDEX

Exhibit Number	Exhibit Description
23.1	Consent of Independent Registered Public Accounting Firm